SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: December 12, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Enters Settlement relating to the European Commission Investigation of the Secondary Batteries Market

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 16-120E
December 12, 2016

Sony Enters Settlement relating to the European Commission Investigation of the Secondary Batteries Market

Sony Corporation (“Sony”) today announced that Sony and certain of its subsidiaries have reached a settlement with the European Commission following an EU antitrust investigation of competition in the secondary batteries market involving a number of battery manufacturers.  The settlement covers the period from February 2004 through October 2007.  Sony has agreed to pay a fine of approximately EUR 29.8 million in connection with the settlement.

Sony is committed to compliance with all applicable competition rules, including EU antitrust rules. It is convinced that the conduct which is the subject of the settlement has not negatively impacted its customers of secondary batteries.

As announced on October 31, 2016, Sony agreed with Murata Manufacturing Co., Ltd. (“Murata”) to transfer Sony Group’s battery business, including Sony’s secondary battery business, to Murata, and is aiming to complete the transfer by early April 2017, subject to required regulatory approvals and other conditions.  The settlement is not expected to impact the transfer.

The settlement is also not expected to have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2017.

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